UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MasterCraft Boat Holdings, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001‑37502	06‑1571747
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No)

100 Cherokee Cove Drive, Vonore, Tennessee 37885

(Address of principal executive offices) (Zip code)

Timothy M. Oxley (423) 884‑2221

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p‑1 under the Securities Exchange Act (17 CFR 240.13p‑1) for the reporting period from January 1 to December 31, 2019.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Company Overview

MasterCraft Boat Holdings, Inc. (the “Company”, “we” or “our”) is the parent entity of MasterCraft Boat Company, LLC, NauticStar, LLC (“NauticStar”) and Crest Marine LLC (“Crest”).  We are a world-renowned innovator, designer, manufacturer, and marketer of premium performance sport boats, with a leading market position in the U.S., a strong international presence and dealers in 46 countries around the world. Our boats are used for water skiing, wakeboarding, and wake surfing, as well as general recreational boating. We believe that MasterCraft is the most recognized brand name in the performance sport boat category. Founded in 1968, we have cultivated our iconic brand image through a rich history of industry-leading innovation, which has led to numerous industry achievements, awards, and accolades. Our robust product portfolio of performance sport boats is manufactured to the highest specifications in quality, performance, and styling.

In October 2017 we acquired NauticStar, a leading manufacturer and distributor of high-quality outboard bay boats, deck boats and offshore center console boats. NauticStar’s product portfolio provides diversification and expands our direct addressable market into the outboard category, the largest powerboat industry category in terms of retail units, according to the National Marine Manufacturers Association.

In October 2018 we acquired Crest, a leading manufacturer of pontoon boats, providing us with additional product diversification and direct addressable market expansion. With the acquisition of Crest, we expanded our product portfolio and now operate in three of the fastest growing segments of the powerboat industry – performance sport boats, outboard saltwater fishing boats and pontoon boats.

In February 2019 we introduced a new brand, Aviara, specifically designed, engineered and manufactured to meet the exacting specifications of consumers seeking the ultimate luxury recreational day boat experience. We began selling boats under the Aviara brand during the first quarter of 2020. The brand’s first model, the AV32, began selling during the first quarter of 2020 and the AV36 began selling during the second quarter of 2020. In February 2020, we launched the third Aviara model, the AV40, which we expect to begin selling in the first quarter of fiscal 2021. Aviara is built in our MasterCraft facility and is part of the MasterCraft reportable segment.

We are committed to delivering an extraordinary boating experience to our customers. From pioneering innovations that improve enjoyment on the water to offering products that promote rapid development of skills, our mission is to help our customers generate memories that will last a lifetime. We utilize a comprehensive product development process in order to build the most relevant and exciting products for our customers, year after year. We believe that our commitment to quality is unsurpassed, and we engage in operational excellence to deploy flexible and effective production systems that ensure we design and build the highest quality boats in the market.

Summary

Based on the Company’s reasonable country of origin inquiry (“RCOI”) and the procedures described in this Form SD, the Company has determined that, with respect to the majority of products subject to inquiry by Rule 13p1 for the period from January 1, 2019 to December 31, 2019 (the “Reporting Period”), the Company has no reason to believe these products contain Conflict Minerals (as defined in Rule 13p1) that may have originated in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”).

With respect to a minority of products subject to inquiry by Rule 13p1 for the Reporting Period, there is reason to believe that Conflict Minerals contained in those certain products may have originated in the Covered Countries.

Reasonable Country of Origin Inquiry (RCOI)

For products manufactured or contracted to manufacture that were completed during the Reporting Period (the “Completed Products”), the Company evaluated those products to determine if Conflict Minerals may have been present and potentially necessary to the production or functionality of the Completed Products. Following this evaluation, the Company then engaged in a RCOI by identifying, through a risk-based approach, those suppliers that were likely to provide products containing Conflict Minerals during the year ended December 31, 2019. The Company then contacted each identified supplier to ascertain whether Conflict Minerals were used in the supplier’s products as provided to the Company. In aggregate, the Company reviewed over 230 supplier responses during the Reporting Period.

Supplier responses can be grouped into five main categories:

(1)	The supplier represented that its products did not contain Conflict Minerals from the Covered Countries.

(2)

The supplier represented that it had not completed its own diligence about its products in order to be able to certify to the Company whether the supplier’s products contain Conflict Minerals from the Covered Countries.

(3)	The supplier represented that it had completed its diligence but was unable to determine whether its products contain Conflict Minerals from the Covered Countries.
(4)	The supplier represented that its products contained Conflict Minerals that did or may have originated in the Covered Countries.
(5)	The supplier provided no response to the inquiry.

The Company evaluated each response to provide a level of assurance as to the response’s validity. For nonresponsive suppliers, the Company conducted additional outreach (including mailings or telephone contact).

Determination

Following the RCOI, the Company concluded that, for the majority of products subject to inquiry during the Reporting Period, it has no reason to believe that any necessary Conflict Minerals in certain Completed Products may have originated in a Covered Country.

Following the RCOI, the Company determined that it did have reason to believe that a limited amount of necessary Conflict Minerals in some Completed Products may have originated in a Covered Country.

Pursuant to the Public Statement issued by the Division of Corporate Finance of the Securities and Exchange Commission on April 7, 2017, the Company has provided the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD for its Completed Products subject to inquiry during the Reporting Period, and has chosen not to file, as an exhibit to this Form SD, the Conflict Minerals Report otherwise required by Item 1.01(c).

This Form SD is available in the investor relations section of our website, which is located at http://www.mastercraft.com/.

Additional Information

Any references to the Company’s website in this Form SD and available on such website are for convenience only, and the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

This Form SD contains statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. Forward-looking statements also include any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar expressions. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its Form 10‑K for the year ended June 30, 2019, Quarterly Report for the quarter ended December 29, 2019, Quarterly Report for the quarter ended March 29, 2020 and other forms filed by the Company with the SEC.

Item. 1.02 Exhibit

None.

Section 2 — Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MasterCraft Boat Holdings, Inc.

By:	/s/ Timothy M. Oxley	May 28, 2020
Name:	Timothy M. Oxley	(Date)
Title:	Chief Financial Officer, Treasurer and Secretary

5